Exhibit 99.5

For Immediate Release
Press Contacts:
                                                                                                               Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Awarded Position as “Leader in the North American Large
Financial Institution (FI) Market” in 2015 Aite Group Case Management Report

NICE Actimize strengths cited in the report include strong workflow techniques and reporting capabilities

NEW YORK – August 25, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that the company was awarded the position “Leader in the North American Large Financial Institution (FI) Market” in Aite Group’s 2015 Vendor Report, “Case Management Vendor Evaluation: Key to Enterprise Success.” Aite Group is an independent research and advisory firm focused on business, technology and regulatory issues and their impact on the financial services industry.

Aite Group’s award criteria include the following performance factors: client feedback; assessment of the vendor’s capability set, product maturity, and future development plans; and a vendor’s market penetration and experience with enterprise case management.

Aite Group stated, “This award goes to NICE Actimize, which has by far the most implementations at large financial institutions, and has extremely strong AML and fraud prevention capabilities. NICE Actimize provides strong workflow techniques, which allow FIs to improve operational efficiency and enable FIs to demonstrate compliance with many regulations. Additionally, customer communications can be streamlined using case management, and reporting capabilities are strong.”

“The war against financial crime is being waged constantly. At the rate hackers are attacking government agencies, retailers, financial institutions and others, this may be the number one threat against the U.S. economy in the next few years,” said Shirley Inscoe, senior analyst, Aite Group LLC, author of the report. “Only with effective weapons can any financial institution hope to win key battles, let alone a war. Case management solutions, one key way to achieve a complete view of customer activity and detect cross-channel fraud, are one of the most important tools in the good guys’ arsenals.”

“NICE Actimize has long recognized that enterprise risk case management is a critical link in end-to-end financial crime risk management,” said Joe Friscia, President, NICE Actimize. “We are pleased that Aite Group’s research recognizes both our strong leadership in AML and fraud, and the operational strengths of our case management solutions.”

“As the Aite Group report details, the aim of most enterprise risk management solutions is to obtain a complete view and understanding of a particular customer or account across channels,” said Chad Hetherington, Global Vice President & General Manager, Enterprise Risk Case Management, NICE Actimize. “While point solutions can be effective in managing certain types of financial crime, only a robust and unified approach to case management can pull all the data together in one place to provide a single view of activity across a range of channels.”

NICE Actimize’s ERCM solutions include its Enterprise Risk Case Manager, which enhances operational efficiencies by automating and streamlining processes and facilitating a unified, holistic view of risk across multiple lines of business, channels, products and customers.

About AiteGroup
Aite Group is an independent research and advisory firm focused on business, technology, and regulatory issues and their impact on the financial services industry. With expertise in banking, payments, wealth management, capital markets, and insurance, Aite Group's analysts deliver comprehensive, actionable advice to key market participants in financial services. Headquartered in Boston with a presence in Chicago, New York, San Francisco, London, and Milan, Aite Group works with its clients as a partner, advisor, and catalyst, challenging their basic assumptions and ensuring they remain at the forefront of industry trends.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia and Mr. Hetherington, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.